UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Provides Business Update
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have provided an updated outlook for the second quarter ended June 30, 2009. For the second quarter of 2009, we estimate shipments between 220 and 230 megawatts, or MW. This compares to our previously issued guidance for the second quarter of 2009 of wafer shipments in the range of 200 to 220 MW. We expect to record between $215 and $225 million in revenues.
     We have additionally provided an update on our financing activities. We secured a loan in the aggregate principal amount of RMB 500 million (equivalent to approximately US$73 million), with a term of one year, from The Export-Import Bank of China. We also secured a loan in the aggregate principal amount of RMB 500 million (equivalent to approximately US$73 million), with a term of three years, from Huarong International Trust Co., Ltd. to support our polysilicon plant construction. Huarong International Trust Co., Ltd. is a state-controlled company permitted under the relevant PRC laws and regulations to provide enterprises with financing facilities. We had a healthy cash position of more than $250 million and pledged bank deposits and time deposits of more than $170 million as of June 30, 2009.
     This outlook for the three months ended June 30, 2009 is an estimate. Results are subject to change based on further review by the management. We plan to report our full second quarter 2009 results in mid-August 2009. Once the reporting date is finalized, we will issue a press release announcing the date and details of our second quarter conference call.
     Our press release issued on July 2, 2009 is attached hereto as Exhibit 99.2.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 2, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Provides Business Update
XINYU CITY, China and SUNNYVALE, Calif., July 2, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today provided an updated outlook for the second quarter ended June 30, 2009. For the second quarter of 2009, LDK Solar estimates shipments between 220 and 230 megawatts (“MW”). This compares to its previously issued guidance for the second quarter of 2009 of wafer shipments in the range of 200 to 220 MW. The company expects to record between $215 and $225 million in revenues.
LDK Solar additionally provided an update on its financing activities. The company secured a loan in the aggregate principal amount of RMB 500 million (equivalent to approximately US$73 million), with a term of one year, from The Export-Import Bank of China. The company also secured a loan in the aggregate principal amount of RMB 500 million (equivalent to approximately US$73 million), with a term of three years, from Huarong International Trust Co., Ltd. to support LDK Solar’s polysilicon plant construction. Huarong International Trust Co., Ltd. is a state-controlled company permitted under the relevant PRC laws and regulations to provide enterprises with financing facilities. LDK Solar had a healthy cash position of more than $250 million and pledged bank deposits and time deposits of more than $170 million as of June 30, 2009.
“During the second half of the second quarter, our wafer shipments were driven by stronger than expected demand,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Our annualized wafer capacity at June 30, 2009 reached 1.5 gigawatts (“GW”). We are encouraged by the recent improvement in market demand and expect to resume the expansion of our wafer plant with the goal of reaching 2.0 GW annualized wafer capacity by the end of 2009.”
“The construction of our polysilicon plant continues to remain on schedule. The second train is targeted to reach mechanical completion in the third quarter of this year and the third train is expected to reach mechanical completion in the first quarter of 2010. We are very pleased to receive continued financial support for our growth plans from our local banks and view this as a testament to the promising future of the solar industry in China,” concluded Mr. Peng.
This outlook for the three months ended June 30, 2009 is an estimate. Results are subject to change based on further review by the management. LDK Solar plans to report its full second quarter 2009 results in mid-August 2009. Once the reporting date is finalized, LDK Solar will issue a press release announcing the date and details of its second quarter conference call.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen or Pia Kristiansen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com or pia@blueshirtgroup.com
+1-415-217-4967 or +1-415-217-4961
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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